Baker Hughes Incorporated	2929 Allen Parkway, Suite 2100 Houston, Texas 77019-2118 Tel 713-439-8600 Fax 713-439-8966

VIA EDGAR

December 20, 2011

Ethan Horowitz

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Baker Hughes Incorporated

Form 10-K/A for Fiscal Year Ended December 31, 2010

Filed March 4, 2011

File No.: 1-09397

Dear Mr. Horowitz:

We are responding to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Baker Hughes Incorporated (the “Company”, “we” or “our”) by letter dated December 6, 2011, which supplements the Company’s letters dated October 20, 2011, August 19, 2011 and July 19, 2011 to the Commission in response to the Commission’s letters dated September 20, 2011, August 5, 2011 and July 1, 2011, regarding the filing listed above. Our response repeats the captions and comments contained in the Staff’s letter in italics for your reference.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Financial Statements, page 37

Note 4 – Segment Information, page 50

1.

It appears that you frequently refer to the impact of products and services at a more granular level than the product and service groupings provided in your segment footnote to help explain fluctuations in your operating results in the Management’s Discussion and Analysis section of your periodic filings. Similarly, we note that you refer to products and services in more detail in your operating results news releases and earnings calls. For example, the items you refer to include directional drilling systems, drilling fluids, completion product lines, production-related oilfield chemicals, artificial lift products and services, completion equipment, drill bits, pressure pumping, wireline services, and cementing. Please explain to us why the need to reference these products and services in explaining your results of operations in Management’s Discussion and Analysis and other places is consistent with your judgments and conclusions related to your evaluation of the requirements of FASB ASC 280-10-50-40.

In light of the Staff’s concerns and additional questions and to ensure we have considered all relevant data, we have reconsidered our approach to disclosures of products and services revenue within our segment footnote. In so doing, we considered the disclosure requirements prescribed by FASB ASC 280-10-50-40 which provides that “a public entity shall report revenues for external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” In addition, we reviewed filings of our primary competitors and consulted extensively with our external auditors. As a result, consistent with our prior responses to Staff comments, we continue to believe that presentation of aggregated revenue for each of the two groups: the Drilling and Evaluation (“D&E”) group and the Completion and Production (“C&P”) group is appropriate because we consider the products and services within each group to be similar. With regard to the aggregation of products and services within each group to determine whether groups of products or services are similar, we looked to the aggregation criteria in ASC 280-10-50-11 to form this conclusion.

In addition to reviewing our segment disclosures, we have also reviewed our disclosures in other areas of our filed documents and in other public documents. In that regard, we believe we are in compliance with the guidance for Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in Regulation S-K 229.303 which provides that “where in the registrant’s judgment a discussion of segment information or of other subdivisions of the registrant’s business would be appropriate to an understanding of such business, the discussion shall focus on each relevant, reportable segment or other subdivision of the business and on the registrant as a whole.” In addition, we reviewed the Division of Corporation Finance Financial Reporting Manual – Topic 9 – which provides that “the focus should be on an analysis of the factors that caused these changes to occur” and disclosures should include “significant components of revenues and expenses that are necessary in order to understand the results of operations.” Based on our review of these requirements, we believe the MD&A rules allow for the use of a different or more detailed level of discussion, as compared to what would be required in the segment footnote disclosures, in order to provide a meaningful explanation for changes in operating results. As a result, we evaluate the need for inclusion in MD&A of supplemental information or details of significant components of revenues and expenses, which may include references on a more granular basis to specific products and services, because we believe our investors may benefit from this information. Likewise, we sometimes reference specific products and services in our news releases and related earnings calls in order to be responsive to anticipated questions from analysts and investors and to provide supporting data to describe changes in our operating results. We also have found that our competitors frequently include this type of additional detailed information in their MD&A, news releases and earnings calls.

Based on consideration of the factors described above and in our letters dated October 20, 2011, August 19, 2011 and July 19, 2011, we continue to believe that our disclosures in both (1) MD&A, news releases and earnings calls and (2) the segment footnote, are in compliance with the prescribed disclosure requirements.

While the Company believes it has appropriately responded to the comments contained in the Staff’s letter dated December 6, 2011 we would be pleased to visit with the Staff to clarify any questions. Please do not hesitate to call William Marsh, Vice President Legal, at 713-439-8709 or me at 713-439-8611 with any questions or if we may provide the Staff with any additional information. Thank you for your assistance.

Sincerely yours,

/s/ Alan J. Keifer

Alan J. Keifer

Vice President and Controller

cc:	Michael Fay, Securities and Exchange Commission

Sandra E. Alford, Corporate Secretary

William D. Marsh, Vice President Legal Western

    Hemisphere and Deputy General Counsel

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